希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

›nue,

2577 5153

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L208-06cin
Your Ref :

5 September 2006

Exemption No. 82-1617

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

BY AIR MAIL

SUPPL

Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I furnish a copy of the following documents for your kind attention and record:-

(1) 2006 Interim Report; and

(2) Circular dated 5 September 2006 regarding Interim Dividend for the Six Months Ended 30 June 2006 Option to Receive Shares in Lieu of Cash Dividend.

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt about this circular, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hysan Development Company Limited (the "Company"), you should at once hand this circular and the accompanying form of election to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or the transfer was effected for transmission to the purchaser or transferee.

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)
(Stock Code: 00014)

Chairman
Peter Ting Chang LEE

Independent non-executive Deputy Chairman
Sir David AKERS-JONES

Managing Director
Michael Tze Hau LEE

Independent non-executive Directors
Per JORGENSEN
Dr. Geoffrey Meou-tsen YEH

Non-executive Directors
Fa-kuang HU
Hans Michael JEBSEN
Anthony Hsien Pin LEE
Chien LEE
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director
Pauline Wah Ling YU WONG

Registered Office:
49th Floor
Manulife Plaza
The Lee Gardens
33 Hysan Avenue
Hong Kong

5 September 2006

Dear Shareholder(s),

INTERIM DIVIDEND FOR THE SIX MONTHS ENDED 30 JUNE 2006 OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND

INTRODUCTION

On 8 August 2006, the Board of Directors of the Company has declared an interim dividend for the six months ended 30 June 2006 of HK10 cents per ordinary share ("Share(s)") in the capital of the Company.

The interim dividend is payable in cash with a scrip dividend alternative (the "Scrip Dividend") to shareholders whose names appeared on the Register of Members on 29 August 2006 (the "Record Date"). The latest time for submission of transfer forms to qualify for the interim dividend was 4:00 p.m. on Thursday, 24 August 2006. Brief details of the Scrip Dividend arrangement were announced on 29 August 2006.

The purpose of this circular is to set out the procedures which apply in relation to the Scrip Dividend.

DETAILS OF THE SCHEME

Shareholders have the choice of receiving in respect of each existing Share:

(i) a cash dividend of HK10 cents; or

(ii) an allotment of new Shares ("New Shares") credited as fully paid, save for adjustment for fractional entitlements, having a Market Value (as defined below) equal to the dividend of HK10 cents which the shareholder would otherwise receive in cash; or

(iii) partly cash and partly New Shares.

The number of New Shares to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the Market Value of HK$20.76. This was the average of the closing prices of the Shares on the Stock Exchange for the five consecutive Stock Exchange dealing days commencing on 23 August 2006, the first day the Shares traded ex dividend.

The formula used for calculating the entitlement is as follows:

Number of Shares held as at 29 August 2006 x HK10 cents = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{Market Value (HK\$20.76)}} = \begin{array}{c}\text{Maximum number of New Shares} \\ \text{(rounded down to the nearest whole number)}\end{array}$$

Fractions of New Shares under choices (ii) and (iii) above will not be allotted to shareholders and entitlements to Shares will be rounded down to the nearest whole number. Fractional entitlements will be aggregated and sold for the benefit of the Company.

STOCK EXCHANGE LISTING AND DESPATCH OF DIVIDEND WARRANTS AND SHARE CERTIFICATES

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about 3 October 2006. The New Shares will, on allotment and issue, rank pari passu in all respects with the existing Shares save that they will not rank for the interim dividend for the six months ended 30 June 2006.

Subject to the granting of approval for listing of and permission to deal in the New Shares on the Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("CCASS") with effect from the commencement date of dealings in the New Shares on the Stock Exchange or such other date as determined by Hong Kong Securities Clearing Company Limited. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second business day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. Shareholders should seek the advice of their licensed securities dealer or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests.

The Shares of the Company are listed and dealt in on the Stock Exchange. Certain US$ denominated Guaranteed Notes due 2012 issued by a Group subsidiary that are guaranteed by the Company are listed on the Luxemburg Stock Exchange. Save as disclosed herein, none of the equity or debt securities of the Company are otherwise listed or dealt in on any other stock exchange nor is listing of or permission to deal in on any other exchange being or proposed to be sought.

FORM OF ELECTION

A form of election has been prepared for use by shareholders who wish to receive the interim dividend wholly in the form of New Shares or partly in cash and partly in the form of New Shares, or to make a permanent election to receive Shares in lieu of any further dividend in cash form and is enclosed with this circular.

If you wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares, you should complete and sign the form of election in accordance with the instructions printed thereon and return it so that it is received by the Share Registrars and Transfer office of the Company, Standard Registrars Limited, 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong ("the Registrars") so as to arrive no later than 4:00 p.m. on Monday, 25 September 2006. No acknowledgement of receipt of the form of election will be issued.

If you wish to receive the whole of the interim dividend in cash you should NOT complete the form of election.

Shareholders who do not specify the number of Shares in respect of which they are electing to receive an allotment of New Shares, or if they elect to receive New Shares in respect of a greater number of Shares than their registered holding on the Record Date, then they will be deemed to have chosen to receive New Shares in respect of all the Shares of which they were then registered as the holders.

Shareholders who elect to receive the interim dividend wholly in the form of New Shares may also elect to receive all future dividends, which are declared in cash with an option to receive New Shares, wholly in the form of New Shares by completing Box D on the form of election. Shareholders who have elected to receive all future dividends wholly in the form of New Shares and wish to continue to receive dividends wholly in the form of New Shares would not be sent forms of election. Such election or a notice not to be sent forms of election may be revoked at any time by giving seven days' notice in writing to the Registrars. Forms of election in respect of future dividends will not be sent to shareholders who make an election or give the aforesaid notice unless they notify the Registrars of their wish to revoke their election or notice.

OVERSEAS SHAREHOLDERS

Shareholders with registered addresses in the United States of America or any of its territories or possessions or Canada will be excluded from receiving the form of election and will only receive the interim dividend wholly in cash. Having obtained and taken into consideration legal opinions in those jurisdictions, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Listing Rules. Save for shareholders of these jurisdictions, all shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to receive the interim dividend in scrip form or whether any government or other consents are required or other formalities need to be observed. No shareholder receiving a copy of this circular and/or a form of election in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to obtain any registration or comply with other legal requirements, governmental or regulatory procedures or any similar formalities. It is the responsibility of any person outside Hong Kong who wishes to receive New Shares under this scheme to comply with the laws of the relevant jurisdictions including obtaining

any registration or complying with other legal requirements, governmental or regulatory procedures or any similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

GENERAL

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely the responsibility of each shareholder. If you are in any doubt as to what to do, you should consult your professional advisers.

Shareholders who are trustees are recommended to take professional advice as to whether a decision to receive New Shares is within their powers and as to the effect of such decision having regard to the terms of the trust instrument.

TIMETABLE OF EVENTS

	2006
Shares quoted ex-dividend	Wednesday, 23 August
Latest time for submission of transfer forms to qualify for the interim dividend	4:00 p.m. on Thursday, 24 August
Book closing dates	Friday, 25 August to Tuesday, 29 August
Record date for the interim dividend	Tuesday, 29 August
Final date for receipt of forms of election by the Registrars	4:00 p.m. on Monday, 25 September
Payment date for dividend warrants and certificates for New Shares mailed	on or about Tuesday, 3 October
Expected first day of dealings in New Shares in Hong Kong	on or about Tuesday, 3 October (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company)

ADJUSTMENTS TO SUBSCRIPTION PRICES IN RELATION TO SHARE OPTIONS GRANTED UNDER THE SHARE OPTION SCHEMES

The Directors have been advised that in accordance with the terms of the Share Option Schemes adopted by the Company ("Share Option Schemes"), the Scrip Dividend will not result in any adjustment to the subscription prices payable on the exercise of the options granted under the Share Option Schemes.

Yours faithfully,
Peter T.C. Lee
Chairman

包括取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。收取新股以代替現金股息之人仕，亦必須遵守在香港以外地區轉售股票時所遇到之任何限制。

一般資料

選擇全部或部份收取新股以代替現金是否對　閣下有利，乃視乎　閣下之個別情況而定。此方面之決定及其所引致之一切後果為個別股東之責任。　閣下如有任何疑問，應諮詢　閣下之專業顧問。

身為信託人之股東應諮詢專業顧問之意見，根據有關信託契約內之條款，以確定他們是否有權選擇收取新股及作出該選擇之影響。

時間表

	2006年
股份除息報價	8月23日(星期三)
最遲呈交股份過戶表格以收取中期股息之時間	8月24日(星期四)下午4時正
暫停辦理股份過戶登記日期	8月25日(星期五)至8月29日(星期二)
中期股息記錄日期	8月29日(星期二)
股份過戶登記處最後收回選擇表格之日期	9月25日(星期一)下午4時正
寄發股息單及新股股票之日期	約於10月3日(星期二)
預計新股在香港首日買賣之日期	約於10月3日(星期二) (當本公司有關之股東收妥新股股票後開始)

調整購股權計劃之認購價

董事會獲提供意見，依據本公司採納之購股權計劃(「購股權計劃」)之條款，以股代息將不會導致按購股權計劃已授出之購股權所涉及股份之認購價作出任何調整。

此致

各位股東　台照

主席
利定昌
謹啟

2006年9月5日

本公司之股份在聯交所上市及買賣。若干由本集團附屬公司發行並由本公司提供擔保於2012年到期之美元票據則在盧森堡證券交易所上市。除披露者外，本公司之股本證券或債務證券並無在任何其他證券交易所上市或買賣或申請上市，現時也無意在其他證券交易所申請上市買賣。

選擇表格

隨本通函附上1份選擇表格，以供股東就收取中期股息選擇收取全部新股或部份現金及部份新股，或作出長期性選擇收取股份以代替日後之一切現金股息。

閣下如欲收取新股代替全部或部份現金股息，應依照選擇表格上印備之指示填寫及簽署，最遲須於2006年9月25日（星期一）下午4時正前交回本公司之股份過戶登記處，標準証券登記有限公司，地址為香港灣仔皇后大道東28號金鐘匯中心26樓（「股份過戶登記處」）。交回之選擇表格將不會獲發收據。

閣下如欲以現金方式收取全部中期股息，則不須填寫選擇表格。

選擇以新股代息之股東，而無指明選擇以新股代息之股份數目，又或其指明數目較記錄日期之登記持股量為多，則將視作已就彼等當日所持之所有股份選擇以新股代息。

選擇收取新股代替全部中期股息，及選擇就將來宣佈以現金派發股息並附有以股代息選擇時全部收取新股的股東，請填寫選擇表格內之丁欄。已選擇將來收取新股代替全部股息並欲繼續以新股收取全部股息之股東，則不會獲寄予選擇表格。股東可隨時向股份過戶登記處給予7日書面通知，將是項選擇或通知撤銷。凡已作出此項選擇或已發出通知之股東，本公司今後派息時將不再寄發選擇表格，除非該股東知會股份過戶登記處將是項選擇或通知撤銷。

海外股東

凡註冊地址乃在美國或其任何領土或屬土或加拿大之股東均不獲寄予選擇表格，並將以現金方式收取是次派發之中期股息。董事已取得該等司法地區的法律意見，經考慮後認為此舉是有必要及適宜，並已符合上市規則第13.36(2)條之規定。除該等司法地區之股東外，所有身居香港以外之股東應諮詢其專業顧問以確定他們是否獲准許以股代息之方式收取中期股息或是否需要政府或其他方面之同意或辦理其他手續。任何股東如在香港以外地區收到本通函及／或選擇表格，均不應視之為本公司邀請選擇新股，除非有關法律允許本公司可向該股東發出邀請而毋須取得任何註冊登記或遵照其他法例規定、政府或監管程序或任何類似手續。在香港以外之人仕如欲根據以股代息計劃收取新股，須自行承擔責任，以遵守有關司法地區之法律規定，

本通函旨在說明有關以股代息之程序。

計劃之詳情

有關股東現時持有之每股股份可作如下選擇：

(i) 收取現金股息10港仙；或

(ii) 獲配發市值(按下文所載定義)相等於該股東原應以現金收取之股息10港仙，並入賬列為已繳足股款新股份(「新股」)(對零碎股份之調整除外)；或

(iii) 收取部份現金及部份新股。

選擇收取代息股份之股東可獲配發之新股數目計算方式是將股東原本應收取之現金股息總額除以20.76港元之市值。市值乃指股份由2006年8月23日(此等股份除息交易之首天)起5個連續交易日在聯交所之平均收市價。

計算應收新股的公式如下：

於2006年8月29日持有股份數目 × 10港仙 ＝ 最高股息額

$$\frac{\text{最高股息額}}{\text{市值(20.76港元)}} = \text{新股最高數目(向下調整至最近之整數)}$$

如選擇上述(ii)及(iii)項之股東，將不會獲配發零碎新股，應付之新股將向下調整至最近之整數，零碎股份將彙集並出售，而有關收益概歸本公司所有。

於聯交所上市及寄發股息支票及股票

本公司已向聯交所提出申請批准新股上市及買賣。預期股息支票及／或新股股票(倘新股之上市申請獲得批准)約於2006年10月3日寄予各股東，如有郵誤，由股東自行負責。新股將與現已發行之股份享有各方面同等權益，惟不獲發截至2006年6月30日止6個月之中期股息。

倘新股獲得聯交所批准上市及買賣，該等新股將獲香港中央結算有限公司接納為合資格證券，新股將自其於聯交所開始買賣日或香港中央結算有限公司指定之其他日期起可於中央結算及交收系統(「中央結算系統」)內寄存、結算及交收。聯交所參與者之間的交易須於交易日後第2個營業日於中央結算系統內進行交收。所有中央結算系統之服務均依據其當時有效之一般規則及運作程序規則進行。股東應就交收安排之詳情及該安排對其權利及利益之影響向其註冊證券商或其他專業顧問諮詢意見。

閣下如對本通函有任何疑問，應諮詢 閣下之註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部希慎興業有限公司(「本公司」)股份售出或轉讓，應立即將本通函及隨附的選擇表格交予買主或承讓人，或送交經手買賣或轉讓的銀行、註冊證券商或其他代理商，以便轉交買主或承讓人。

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(根據香港公司條例第32章註冊成立之有限公司)

(證券代號：00014)

主席
利定昌

獨立非執行副主席
鍾逸傑爵士

董事總經理
利子厚

獨立非執行董事
Per JORGENSEN
葉謀遵博士

非執行董事
胡法光
Hans Michael JEBSEN
利憲彬
利乾
利德蓉醫生

執行董事
黃于華玲

註冊辦事處：
香港
希慎道33號
利園宏利保險大廈49樓

敬啟者：

截至2006年6月30日止6個月之中期股息
選擇收取股份以代替現金股息

緒言

本公司之董事會於2006年8月8日宣佈派發截至2006年6月30日止6個月之中期股息每股本公司普通股股份(「股份」)10港仙。

中期股息將以現金派發並附有以股代息選擇(「以股代息」)予於2006年8月29日(「記錄日期」)登記於股東名冊上各股東。如欲收取中期股息，股份過戶表格最遲須於2006年8月24日(星期四)下午4時前呈交。有關以股代息安排之概要已載於2006年8月29日之公告內。

Hysan 希慎

HYSAN:

INTERIM REPORT 2006

MISSION

To build, own and manage quality buildings, and being the occupiers' partner of choice in the provision of real estate accommodation and services, thereby delivering attractive and sustainable returns to shareholders.

Contents

- **Group turnover up 1.2%**
- **Profit excluding asset value changes up 17.6%**
- **Positive office rental reversions translated into earnings growth**
- **Outlook remains positive with steady rental growth expected across commercial and residential sectors**

	Six months ended		
	30 June 2006 HK$M	30 June 2005 HK$M	Change (%)
Turnover – Overall	**620**	613	1.2
– Excluding Entertainment Building[1]	**620**	575	7.9
Profit attributable to shareholders	**1,519**	2,562	(40.7)
Underlying profit attributable to shareholders[2]	**620**	364	70.3
Profit excluding asset value changes[3]	**428**	364	17.6
	HK cents	HK cents	
Earnings per share, based on:			
Underlying profit attributable to shareholders[2]	**58.8**	34.7	69.5
Profit excluding asset value changes[3]	**40.7**	34.7	17.3
	At 30 June 2006 HK$M	At 31 December 2005 HK$M	
Shareholders' funds	**25,830**	24,667	4.7
Adjusted shareholders' funds[4]	**28,482**	27,134	5.0
	HK$	HK$	
Net assets value per share	**24.49**	23.42	4.6
Adjusted net assets value per share[4]	**27.01**	25.76	4.9

In preparing the Group's 2006 interim financial statements under the Hong Kong Financial Reporting Standards, the fair value model for investment properties has been adopted. Accordingly such properties were recorded at their fair values, as determined by an in-house professional valuer and endorsed by an independent professional valuer (2005 year-end: at fair value determined by an independent professional valuer). Fair value changes on investment properties and related deferred tax were recognised through profit and loss. Revaluation changes on owner-occupied properties and related deferred tax arising thereon were taken to equity. Deferred tax on fair value gains has to be provided for despite no capital gains tax liability will be crystallised on disposal of those properties at the value included in the financial statements. In light of the above, management has presented other indicators for assessing the performance of the Group: (i) "Underlying profit attributable to shareholders", effectively arrived at by adjusting for the unrealised fair value changes on investment properties and the related deferred tax on the profit figure. On the same basis, cumulative deferred tax provided on the fair value gains on investment and owner-occupied properties have been added back to the shareholders' funds when computing "Adjusted shareholders' funds" and "Adjusted net assets value per share", (ii) "Profit excluding asset value changes" was arrived at after further adjusting "Underlying profit attributable to shareholders" for aggregate of realised gain/loss on disposal of investment properties and available-for-sale investments, impairment, reversal and recovery.

1. Entertainment Building was disposed of at 2005 year-end.
2. Excluded HK$870 million unrealised fair value gains on the investment property portfolio net of deferred tax and minority interests, and HK$29 million on unrealised fair value gains included in an associate.
3. Asset value changes comprised recognition of a recovery item and realised gains on available-for-sale investments totalling HK$192 million.
4. Adjusted for HK$2,652 million being the cumulative deferred tax provided on the fair value gains on the investment and owner-occupied properties attributable to shareholders as at 30 June 2006.

CHAIRMAN'S STATEMENT

OVERVIEW

Global as well as local economic conditions remained broadly favourable, despite more subdued sentiment as a result of higher interest rates and increased oil prices. Against this background, the local investment property sector generally performed well.

RESULTS

For the six months ended 30 June 2006, the Group's turnover was HK$620 million, up 1.2%. Excluding the contribution of Entertainment Building which was disposed of at the end of last year, turnover increased by 7.9%. This was attributable to stable rental growth achieved across the three sectors (Office: 6.6%; Retail: 9.2%; Residential: 10.2%).

Profit excluding asset value changes was HK$428 million, up 17.6% from last year (2005: HK$364 million). This reflected reduced finance charges attributable to lower debt level following the disposal of Entertainment Building, and gains on financial instruments recorded under applicable accounting standards.

As at 30 June 2006, the Group's investment properties were valued at HK$30,972 million (31 December 2005: HK$29,815 million). Adjusted shareholders' funds stood at HK$28,482 million (31 December 2005: HK$27,134 million), and adjusted net assets value per share was HK$27.01 (31 December 2005: HK$25.76).

DIVIDENDS

Your Directors have declared an interim dividend of HK10.0 cents per share (2005: HK10.0 cents). The dividend will be payable in cash with a scrip dividend alternative. Details on the payment of interim dividend including the scrip dividend arrangements are set out in "Shareholder Information" on the inside back cover.

OUTLOOK

The global economy is generally positive despite growing concerns about the impact of interest rates, oil prices, and political developments on economic growth. Hong Kong's economy is therefore expected to remain stable for the rest of the year.

The Hong Kong investment property market should continue to be satisfactory, benefiting our commercial and residential sectors with steady rental growth.

Peter T.C. Lee
Chairman

Hong Kong, 8 August 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERALL OPERATIONS REVIEW

Turnover – The three leasing sectors continued to enjoy growth in rental income in the first half of 2006 although the rates were more moderate. Revenue growth in the rest of our investment property portfolio has more than offset the rental income shortfall from the disposal of Entertainment Building at the end of 2005. As a result, the Group's turnover increased by 1.2% to HK$620 million (2005: HK$613 million), while turnover excluding the contribution of Entertainment Building increased by 7.9% (2005: HK$575 million).

Office sector – Positive rental reversion, which began in the second half of 2005, has benefited the sector for leases renewed during the review period. The reversion has brought about a 6.6% increase in office revenue, to HK$242 million, when the contribution from Entertainment Building was excluded. Reflecting the effect of such disposal, overall office sector revenue, however, decreased slightly by 2.1%.

Retail sector – Local consumer confidence and tourist arrivals remained the key drivers of the rental growth in the retail sector. The Group's retail space was virtually fully let with stable increase in rental rate for new leases and renewals. Overall retail sector revenue increased 1.2%; and when Entertainment Building was excluded, retail revenue increased 9.2% to HK$250 million.

Residential sector – There was sustained demand for luxury residential property on the back of the steady arrival of expatriates with more flexible housing budgets. Both rental rate and occupancy have improved from the corresponding period in 2005, resulting in an increase of 10.2% in rental income.

Property Expenses – The property expenses to turnover ratio remained broadly the same as last year. Total property expenses increased by HK$5 million (4.3%) to HK$111 million (2005: HK$106 million; HK$100 million excluding Entertainment Building), due to increases in electricity tariff and higher direct costs such as agency fees and refurbishment.

Other Income – The increase of HK$96 million was mainly attributable to recognition of a recovery item and additional interest income on higher deposit levels from proceeds for the sale of Entertainment Building.

Administrative Expenses increased by HK$7 million (15.7%) to HK$52 million (2005: HK$45 million) principally due to the increase in staff costs for human resources upskilling and pay rise in line with the market, higher share option costs following the adoption of new accounting standards from 2005 and timing differences in other administrative expenses.

Fair Value Changes on Investment Properties – As at 30 June 2006, the investment properties of the Group were revalued at HK$30,972 million (31 December 2005: HK$29,815 million) by an in-house professional valuer. This valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. Excluding additions and disposals, fair value gains on investment properties of HK$1,130 million (up 3.8%) were recognised to the consolidated income statement during the period (the Group's share after minority interests was HK$1,054 million).

Fair Value Changes on Financial Instruments – The Group enters into hedging arrangements from time to time to hedge volatilities and pricing risks of its treasury assets and liabilities. The HK$70 million recognised in the consolidated income statement mainly represented the aggregate of the mark-to-market fair value movements of these financial instruments.

Net Realised Gains on Disposal of Available-for-Sale Investments, being the net realised gains arising from the disposal of certain available-for-sale investments during the period, amounted to HK$104 million. The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investment.

Share of Results of Associates increased by HK$32 million (160%) and was mainly attributable to fair value gain on properties at Shanghai Grand Gateway where the Group has an effective interest of 23.7%. Leasing activities for Phase 1 and Phase 2 (except for the luxury residential tower currently under construction) continued to perform well.

Finance Costs – The decrease of HK$9 million (9.9%) to HK$82 million (2005: HK$91 million) was mainly attributable to the lower debt level. The Group's weighted average borrowing costs for the period was 4.85%, up from 3.05% in the first half of 2005 and 3.60% for 2005 full year.

Taxation – The movement in taxation was broadly in line with the movement in the profit before taxation.

Contingent Liabilities – Since the publication of the Group's 2005 Annual Report in March 2006, S$18.6 million in respect of an undertaking to a bank for facility granted to a Singapore joint venture property project has been released.

Capital Expenditure – The Group is committed to enhancing the asset value of its investment property portfolio. Expenditure on refurbishment, renovation and additions to investment properties amounted to HK$33 million during the period.

The Group considers that there are sufficient financial resources to fund the level of planned capital expenditure including the Hennessy Centre redevelopment project which will commence in the fourth quarter of 2006 with expected completion by the end of 2009. These financial resources are funds generated from operating activities, liquid treasury assets, access to the debt capital market through Medium Term Note Programme and availability of undrawn committed banking facilities.

Financial Management – The key objective of the Group's financial management is to maintain prudent liquidity and manage financial risks. This is achieved by way of an even spread of debt maturity to minimise funding and refinancing risks; diversified funding sources; and minimising interest rate and foreign exchange exposures.

Liquidity – As at 30 June 2006, the Group's total gross debt level stood at HK$3,044 million, a decrease of HK$1,331 million from the balance at 31 December 2005 (2005: HK$4,375 million).

The Group's average debt maturity was about 5.5 years (repayable within one to five years: HK$1,270 million, over five years: HK$1,774 million). Following the disposal of Entertainment Building at the end of 2005, certain bank loans have been repaid during the period by applying the sales proceeds thereon. As at 30 June 2006, bank loans accounted for approximately 24% of the Group's total gross borrowing with the remaining 76% from capital market financing. The ratio of fixed rate borrowing was approximately 52% of the total gross borrowing as at the period end.

All of the Group's debts are unsecured and on a committed basis. To maintain sufficient liquidity for the Group's operations, undrawn committed facilities of HK$3.6 billion were maintained as at 30 June 2006 (31 December 2005: HK$3.6 billion).

Risk Management – Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposure closely. Depending on the Group's medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$200 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong Dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures as at 30 June 2006 amounted to the equivalent of HK$1,216 million or 3.6% of the Group's total assets.

Financial Ratios – Net interest coverage ratio (defined as gross profit less administrative expenses before depreciation divided by net interest expenses) was 6.9 times as at 30 June 2006 (31 December 2005: 4.6 times).

Net gearing (defined as gross debt less cash and cash equivalents and marketable securities at period-end market value, divided by adjusted shareholders' funds) as at 30 June 2006 was 5.1% (31 December 2005: 6.4%).

Credit Ratings as at 30 June 2006 remained unchanged, being Baa1 from Moody's and BBB from Standard and Poor's.

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30 June 2006

	NOTES	Six months ended 30.6.2006 HK$'000 (unaudited)	Six months ended 30.6.2005 HK$'000 (unaudited)
Turnover	3	**620,239**	612,654
Property expenses		**(111,005)**	(106,405)
Gross profit		**509,234**	506,249
Other income		**117,174**	20,662
Administrative expenses		**(52,087)**	(45,000)
Fair value changes on investment properties		**1,130,365**	2,799,389
Fair value changes on financial instruments		**70,336**	23,405
Net realised gain on disposal of available-for-sale investments		**104,276**	–
Share of results of associates		**51,554**	19,886
Finance costs	4	**(81,735)**	(90,678)
Profit before taxation		**1,849,117**	3,233,913
Taxation	5	**(246,147)**	(502,229)
Profit for the period	6	**1,602,970**	2,731,684
Attributable to:			
Equity holders of the parent		**1,519,389**	2,562,160
Minority interests		**83,581**	169,524
		1,602,970	2,731,684
Dividends	7	**105,506**	105,224
		HK cents	HK cents
Earnings per share	8		
Basic		**144.23**	243.96
Diluted		**144.11**	243.83

CONDENSED CONSOLIDATED BALANCE SHEET

At 30 June 2006

	NOTES	30.6.2006 HK$'000 (unaudited)	31.12.2005 HK$'000 (audited)
Non-current assets			
Property, plant and equipment	9	**69,509**	69,477
Prepaid lease payments		**123,015**	123,096
Investment properties	10	**30,972,030**	29,815,430
Interests in associates		**556,279**	504,645
Available-for-sale investments		**1,236,240**	1,256,100
Derivative financial instruments		**2,075**	32,004
Staff housing loans, secured – due after one year		**1,507**	1,825
Other receivables, prepayments and deposits		**28,331**	27,724
		32,988,986	31,830,301
Current assets			
Staff housing loans, secured – due within one year		**213**	422
Other receivables, prepayments and deposits	11	**75,897**	97,125
Accounts receivable	11	**8,557**	4,726
Derivative financial instruments		**54,660**	14,195
Amount due from an associate		**642,338**	642,596
Time deposits		**296,075**	1,401,230
Cash and bank balances		**4,238**	284
		1,081,978	2,160,578
Current liabilities			
Derivative financial instruments		**12,057**	64,057
Accounts payable and accruals	12	**236,281**	216,230
Rental deposits from tenants		**122,147**	121,604
Amounts due to minority shareholders		**327,256**	–
Advances from investees		**54,068**	54,068
Taxation payable		**204,217**	198,139
Unclaimed dividends		**1,900**	1,128
		957,926	655,226
Net current assets		**124,052**	1,505,352
Total assets less current liabilities		**33,113,038**	33,335,653
Non-current liabilities			
Derivative financial instruments		**89,010**	39,802
Amounts due to minority shareholders		**–**	327,256
Long term bank loans – due after one year	13	**720,000**	2,056,500
Floating rate notes		**548,500**	548,213
Fixed rate notes		**1,449,623**	1,499,591
Zero coupon notes		**184,667**	196,219
Rental deposits from tenants		**163,434**	135,009
Deferred taxation	14	**3,085,542**	2,879,451
		6,240,776	7,682,041
Net assets		**26,872,262**	25,653,612
Capital and reserves			
Share capital		**5,273,031**	5,266,304
Reserves		**20,557,047**	19,400,992
Equity attributable to equity holders of the parent		**25,830,078**	24,667,296
Minority interests		**1,042,184**	986,316
		26,872,262	25,653,612

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2006

	Attributable to equity holders of the parent				
	Share capital HK$'000	Share premium HK$'000	Employee share-based compensation reserve HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000
At 1 January 2006	5,266,304	1,420,424	2,171	796,254	1,265
Surplus on revaluation of buildings for own use	–	–	–	–	2,284
Net loss on cash flow hedges	–	–	–	–	–
Fair value changes on available-for-sale investments	–	–	–	100,988	–
Deferred taxation arising on revaluation of properties	–	–	–	–	(400)
Share of reserve of an associate	–	–	–	–	–
Net income (expenses) recognised directly in equity	–	–	–	100,988	1,884
Fair value changes on disposal of available-for-sale investments	–	–	–	(104,276)	–
Profit for the period	–	–	–	–	–
Total recognised income and expenses for the period	–	–	–	(3,288)	1,884
Interim dividend for 2006 declared	–	–	–	–	–
Final dividend for 2005 distributed	–	–	–	–	–
Interim dividend for 2006 distributed	–	–	–	–	–
Exercise of share options	641	–	–	–	–
Premium on issue of shares on exercise of share options	–	2,087	(695)	–	–
Issue of shares pursuant to scrip dividend scheme	6,086	–	–	–	–
Premium on issue of share pursuant to scrip dividend scheme	–	22,225	–	–	–
Share issue expenses	–	(24)	–	–	–
Recognition of equity-settled share based payments	–	–	1,744	–	–
At 30 June 2006	**5,273,031**	**1,444,712**	**3,220**	**792,966**	**3,149**
At 1 January 2005	5,249,818	1,380,278	–	540,781	10,737
Surplus on revaluation of buildings for own use	–	–	–	–	28,603
Net gain on cash flow hedges	–	–	–	–	–
Fair value changes on available-for-sale investments	–	–	–	60,260	–
Deferred taxation arising on revaluation of properties	–	–	–	–	(5,005)
Exchange differences on translation of an overseas associate	–	–	–	–	–
Net income recognised directly in equity	–	–	–	60,260	23,598
Profit for the period	–	–	–	–	–
Total recognised income for the period	–	–	–	60,260	23,598
Dividend distributed	–	–	–	–	–
Interim dividend for 2005 declared	–	–	–	–	–
Issue of shares pursuant to scrip dividend scheme	11,381	–	–	–	–
Premium on issue of share pursuant to scrip dividend scheme	–	25,697	–	–	–
Share issue expenses	–	(25)	–	–	–
Recognition of equity-settled share based payments	–	–	690	–	–
At 30 June 2005	5,261,199	1,405,950	690	601,041	34,335

Attributable to equity holders of the parent								
Hedging reserve HK$'000	Translation reserve HK$'000	Capital redemption reserve HK$'000	General reserve HK$'000	Dividend reserve HK$'000	Retained profits HK$'000	Total HK$'000	Minority interests HK$'000	Total HK$'000
34,932	(4,635)	154,995	100,000	368,641	16,526,945	24,667,296	986,316	25,653,612
–	–	–	–	–	–	2,284	–	2,284
(18,661)	–	–	–	–	–	(18,661)	–	(18,661)
–	–	–	–	–	–	100,988	–	100,988
–	–	–	–	–	–	(400)	–	(400)
–	80	–	–	–	–	80	–	80
(18,661)	80	–	–	–	–	84,291	–	84,291
–	–	–	–	–	–	(104,276)	–	(104,276)
–	–	–	–	–	1,519,389	1,519,389	83,581	1,602,970
(18,661)	80	–	–	–	1,519,389	1,499,404	83,581	1,582,985
–	–	–	–	105,461	(105,461)	–	–	–
–	–	–	–	(368,641)	(45)	(368,686)	–	(368,686)
–	–	–	–	–	–	–	(27,713)	(27,713)
–	–	–	–	–	–	641	–	641
–	–	–	–	–	–	1,392	–	1,392
–	–	–	–	–	–	6,086	–	6,086
–	–	–	–	–	–	22,225	–	22,225
–	–	–	–	–	–	(24)	–	(24)
–	–	–	–	–	–	1,744	–	1,744
16,271	**(4,555)**	**154,995**	**100,000**	**105,461**	**17,940,828**	**25,830,078**	**1,042,184**	**26,872,262**
(32,720)	(7,379)	154,995	100,000	314,989	12,869,747	20,581,246	830,870	21,412,116
–	–	–	–	–	–	28,603	–	28,603
64,696	–	–	–	–	–	64,696	–	64,696
–	–	–	–	–	–	60,260	–	60,260
–	–	–	–	–	–	(5,005)	–	(5,005)
–	3,884	–	–	–	–	3,884	–	3,884
64,696	3,884	–	–	–	–	152,438	–	152,438
–	–	–	–	–	2,562,160	2,562,160	169,524	2,731,684
64,696	3,884	–	–	–	2,562,160	2,714,598	169,524	2,884,122
–	–	–	–	(314,989)	–	(314,989)	(13,856)	(328,845)
–	–	–	–	105,224	(105,224)	–	–	–
–	–	–	–	–	–	11,381	–	11,381
–	–	–	–	–	–	25,697	–	25,697
–	–	–	–	–	–	(25)	–	(25)
–	–	–	–	–	–	690	–	690
31,976	(3,495)	154,995	100,000	105,224	15,326,683	23,018,598	986,538	24,005,136

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30 June 2006

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
	(unaudited)	(unaudited)
NET CASH FROM OPERATING ACTIVITIES	**564,931**	418,194
NET CASH FROM INVESTING ACTIVITIES	**116,714**	9,152
NET CASH USED IN FINANCING ACTIVITIES	**(1,782,846)**	(399,920)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	**(1,101,201)**	27,426
CASH AND CASH EQUIVALENTS AT 1 JANUARY	**1,401,514**	21,924
CASH AND CASH EQUIVALENTS AT 30 JUNE	**300,313**	49,350
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Cash and bank balances	**4,238**	3,882
Time deposits	**296,075**	45,468
	300,313	49,350

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost basis except for certain properties and financial instruments, which are measured at revalued amounts or fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2005.

In the current interim period, the Group has applied, for the first time, a number of new standards, amendments and interpretations issued by the HKICPA, which are effective for accounting periods beginning on or after 1 December 2005 or 1 January 2006 respectively. The adoption of the new standards, amendments and interpretations had no material effect on how the results for the current and/or prior accounting periods are prepared and presented. Accordingly, no prior period adjustment has been required.

Potential impact arising from the recently issued Accounting Standards

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards, amendments or interpretations will have no material impact on the financial statements of the Group.

HKAS 1 (Amendment)	Capital disclosures [1]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [2]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [3]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [4]

1 Effective for accounting periods beginning on or after 1 January 2007.
2 Effective for accounting periods beginning on or after 1 March 2006.
3 Effective for accounting periods beginning on or after 1 May 2006.
4 Effective for accounting periods beginning on or after 1 June 2006.

3. TURNOVER

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Turnover comprises:		
Gross rental income from properties	**620,034**	612,452
Management fee and security service income	**205**	202
	620,239	612,654

Income from property sales of HK$800,000 and the corresponding cost of property sales of HK$600,000 for the six months ended 30 June 2005 have been reclassified as fair value changes on investment properties.

As the Group's turnover is derived principally from rental income and wholly in Hong Kong, no segment financial analysis is provided.

4. FINANCE COSTS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Interest on		
– bank loans, overdrafts and other loans:		
wholly repayable within five years	**19,824**	17,391
not repayable within five years	**–**	13,714
– floating rate notes	**12,709**	5,009
– fixed rate notes	**54,360**	54,417
	86,893	90,531
Net interest (received) paid on derivative financial instruments (Note):		
– due within five years	**(10,129)**	11,238
– due after five years	**(6,117)**	(22,251)
	70,647	79,518
Amortisation of discount on zero coupon notes	**5,370**	4,080
Bank charges	**3,640**	3,707
Others	**2,078**	3,373
	81,735	90,678

Note: Fair value changes excluded accrued interest in derivative financial instruments for the period.

5. TAXATION

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Current tax	**40,456**	38,615
Deferred tax (Note 14)		
– Changes in fair value of investment properties	**197,243**	489,794
– Other temporary differences	**8,448**	(26,180)
	205,691	463,614
	246,147	502,229

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profit for both periods.

6. PROFIT FOR THE PERIOD

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Profit for the period has been arrived at after charging (crediting):		
Staff costs	**68,104**	60,553
Retirement benefits scheme contributions	**2,581**	2,561
Forfeited contributions	**(1,573)**	(1,885)
	69,112	61,229
Depreciation of property, plant and equipment	**3,345**	3,489
Gross rental income from investment properties	**(620,034)**	(612,452)
Less: Direct operating expenses that generated rental income	**108,953**	105,659
Direct operating expenses that did not generate rental income	**2,052**	746
	(509,029)	(506,047)
Dividends from listed available-for-sale investments	**(19,201)**	(18,861)
Interest income	**(10,123)**	(1,126)
Recovery of a loan to an associate	**(87,043)**	–
Share of tax of an associate (included in share of results of associates)	**27,947**	10,573
Write off property, plant and equipment	**463**	3

7. DIVIDENDS

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Interim dividend – HK10 cents per share (2005: HK10 cents)	**105,461**	105,224
Additional prior year's dividend paid on exercise of share option subsequent to 31 December 2005	**45**	–
	105,506	105,224

During the period, a dividend of HK35 cents (2004: HK30 cents) per share, which included scrip dividend alternatives offered to shareholders, was paid to shareholders as the final dividend for 2005. The scrip dividend alternatives were accepted by the shareholders as follows:

	HK$'000
Dividends:	
Cash	340,330
Share alternative	28,311
	368,641

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the ordinary equity holders of the parent is based on the following data:

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Earnings for the purposes of basic and diluted earnings per share (profit for the period attributable to equity holders of the parent)	**1,519,389**	2,562,160

	Six months ended	
	30.6.2006	30.6.2005
	'000	'000
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,053,472**	1,050,228
Effect of dilutive potential ordinary shares:		
Share options	**863**	556
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,054,335**	1,050,784

8. EARNINGS PER SHARE *continued*

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

For the purpose of assessing the underlying performance of the Group, the management is of the view that the profit for the period should be adjusted for fair value changes on investment properties and related deferred taxation in arriving at "Underlying profit attributable to equity holders of the parent". Net realised gain on disposal of available-for-sale investments and recovery of a loan to an associate should also be adjusted in arriving at "Profit excluding asset value changes attributable to the equity holders of the parent". The difference between the underlying profit, profit excluding asset value changes and profit attributable to equity holders of the parent as shown in the condensed consolidated income statement for the period is reconciled as follows:

	Six months ended 30.6.2006 HK$'000	**Earnings per share (Basic) HK cents**
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	**1,519,389**	**144.23**
Gains arising from fair value changes of investment properties	**(1,130,365)**	
Increase in deferred taxation in relation to fair value gains of investment properties	**197,243**	
Gain arising from fair value changes of investment properties net of related deferred taxation attributable to minority interests	**62,472**	
Gain arising from fair value changes of investment properties net of related deferred taxation from an associate	**(29,156)**	
Underlying profit attributable to equity holders of the parent	**619,583**	**58.81**
Recovery of a loan to an associate	**(87,043)**	
Net realised gain on disposal of available-for-sale investments	**(104,276)**	
Profit excluding asset value changes attributable to equity holders of the parent	**428,264**	**40.65**

	Six months ended 30.6.2005 HK$'000	Earnings per share (Basic) HK cents
Profit attributable to equity holders of the parent as shown in the condensed consolidated income statement	2,562,160	243.96
Gains arising from fair value changes of investment properties	(2,799,189)	
Increase in deferred taxation in relation to fair value gains of investment properties	453,394	
Gain arising from fair value changes of investment properties net of related deferred taxation attributable to minority interests	148,345	
Underlying profit attributable to equity holders of the parent	364,710	34.73

9. MOVEMENTS IN PROPERTY, PLANT AND EQUIPMENT

The Group's buildings in Hong Kong under long lease were revalued at 30 June 2006 by an in-house professional valuer, on market value basis. The valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. The resulting revaluation surplus of HK$2,284,000 has been credited to the asset revaluation reserve for the period.

10. INVESTMENT PROPERTIES

	30.6.2006 **HK$'000**
FAIR VALUE	
At 1 January 2006	**29,815,430**
Additions	**27,583**
Adjustment resulted from cost variation	**(1,048)**
Disposals	**(300)**
Fair value changes	**1,130,365**
At 30 June 2006	**30,972,030**

The carrying amount of investment properties:

	30.6.2006 **HK$'000**
Leasehold land in Hong Kong	
– Medium term lease	**5,582,000**
– Long lease	**25,390,030**
	30,972,030

The investment properties of the Group were revalued at 30 June 2006 by an in-house professional valuer, on market value basis. The valuation has been reviewed and endorsed by Knight Frank Petty Limited, an independent professional valuer. The surplus arising on revaluation of HK$1,130,365,000 has been credited to income statement for the period.

The Group's property interests held under operating leases to earn rentals or for capital appreciation purposes are measured using the fair value model and are classified and accounted for as investment properties.

11. ACCOUNTS RECEIVABLE, OTHER RECEIVABLES AND DEPOSITS

Accounts receivable are mainly in respect of rents which are normally payable in advance. Rents in arrears of the Group as at 30 June 2006 were less than 90 days old.

The fair value of the Group's accounts receivable, other receivables and deposits at 30 June 2006 was approximate to the corresponding carrying amounts.

12. ACCOUNTS PAYABLE AND ACCRUALS

All of the accounts payables and accruals of the Group as at 30 June 2006 were less than 90 days old.

The fair value of the Group's accounts payable and accruals at 30 June 2006 was approximate to the corresponding carrying amounts.

13. LONG TERM BANK LOANS

	30.6.2006 **HK$'000**
Bank loans, unsecured	**720,000**

The bank loans are repayable as follows:

More than two years, but not exceeding five years	**720,000**
More than five years	**-**
Amounts due after one year shown under non-current liabilities	**720,000**

During the six months ended 30 June 2006, the Group has repaid bank loans of approximately HK$1,336,500,000.

The fair value of the Group's bank loans was approximate to the corresponding carrying amounts.

14. DEFERRED TAXATION

The following are the major deferred tax liabilities (assets) recognised by the Group and movements thereon during the period:

Deferred tax liabilities

	30.6.2006			
	Accelerated tax depreciation HK$'000	Revaluation of properties HK$'000	Tax losses HK$'000	Total HK$'000
At 1 January 2006	**223,949**	**2,657,520**	**(2,018)**	**2,879,451**
Charge to income for the period (Note 5)	**8,022**	**197,243**	**426**	**205,691**
Charge to equity for the period	**-**	**400**	**-**	**400**
At 30 June 2006	**231,971**	**2,855,163**	**(1,592)**	**3,085,542**

At 30 June 2006, the Group has unused estimated tax losses of HK$515 million available for offset against future profits. A deferred tax asset has been recognised in respect of HK$9 million of such losses. No deferred tax asset has been recognised in respect of the remaining estimated tax losses of HK$506 million as the utilisation of these estimated tax losses is uncertain. These estimated tax losses may be carried forward indefinitely.

15. SHARE-BASED PAYMENT TRANSACTIONS

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. As approved by the Board, either the Chairman or the Managing Director may make grants to management staff below executive Director level.

The 1995 Share Option Scheme ("the 1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The 2005 Share Option Scheme ("the 2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as "the Schemes") at the Annual General Meeting of the Company held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

15. SHARE-BASED PAYMENT TRANSACTIONS *continued*

During the review period, a total of 659,000 share options were granted under the 2005 Scheme.

As at 30 June 2006, an aggregate of 2,881,333 share options granted under the Schemes remained outstanding, representing approximately 0.27% of the issued share capital of the Company.

Details of options granted and outstanding under the Schemes during the review period are as follows:

			Changes During the Period					
Name	**Balance as at 1.1.06**	**Date of grant**	**Granted**	**Cancelled/ Lapsed**	**Exercised**	**Balance as at 30.6.06**	**Exercise Price HK$**	**Exercise period**
1995 Scheme								
Executive Director								
Peter Ting Chang Lee (Note 1)	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees (Note 2)	535,000	30.3.2005	Nil	5,400 (Note 4)	128,267 (Note 5)	401,333	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Director								
Michael Tze Hau Lee (Note 3)	240,000	10.5.2005	Nil	Nil	Nil	240,000	16.60	10.5.2005 – 9.5.2015
	Nil	30.3.2006	188,000	Nil	Nil	188,000	22.00 (Note 6)	30.3.2006 – 29.3.2016
Eligible employees (Note 2)	144,000	9.8.2005	Nil	Nil	Nil	144,000	18.79	9.8.2005 – 8.8.2015
	120,000	12.10.2005	Nil	Nil	Nil	120,000	18.21	12.10.2005 – 11.10.2015
	Nil	30.3.2006	361,000	33,000 (Note 4)	Nil	328,000	22.00 (Note 6)	30.3.2006 – 29.3.2016
	Nil	26.6.2006	110,000	Nil	Nil	110,000	20.11 (Note 7)	26.6.2006 – 25.6.2016
	2,389,000		659,000	38,400	128,267	2,881,333		

15. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Notes:

1. Options granted to Peter T. C. Lee were under the 1995 Scheme with a holding period of 2 years and a vesting period of 5 years.

2. Eligible Employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

3. Options granted to Michael T. H. Lee were under the 2005 Scheme with a vesting period of 3 years in equal proportions.

4. These options lapsed during the period upon the resignation of certain Eligible Employees.

5. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$22.09.

6. The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2006) was HK$22.45.

7. The closing price of the shares of the Company immediately before the date of grant (as of 23 June 2006) was HK$20.25.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

Value of share options

The value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options:

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the review period. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

15. SHARE-BASED PAYMENT TRANSACTIONS *continued*

Value of share options *continued*

Details of the fair values of share options determined at the date of grant using the Model with significant variables and assumptions are as follows:

	Date of Grant	
	30.3.2006	**26.6.2006**
Closing share price at the date of grant	HK$22.00	HK$20.00
Risk free rate (Note 1)	4.539%	4.915%
Expected life of option (Note 2)	10 years (till 29 March 2016)	10 years (till 25 June 2016)
Expected volatility (Note 3)	27.04%	32.00%
Expected dividend per annum (Note 4)	HK$0.390	HK$0.392
Estimated fair values of options granted	HK$4,271,220	HK$859,247

Notes:

1. Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

2. Expected life of option: being the period of 10 years commencing on the date of grant, adjusted based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

3. Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

4. Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

16. CAPITAL COMMITMENTS

At the balance sheet date, the Group had capital commitments in respect of the following:

	30.6.2006 **HK$'000**	31.12.2005 HK$'000
Investment properties:		
Contracted but not provided for	**51,279**	69,000

17. RELATED PARTY TRANSACTIONS AND BALANCES

A. Related Party Transactions

During the period, the Group has the following transactions with related parties:

	Notes	Substantial shareholder Six months ended 30.6.2006 HK$'000	Substantial shareholder Six months ended 30.6.2005 HK$'000	Directors Six months ended 30.6.2006 HK$'000	Directors Six months ended 30.6.2005 HK$'000
Expenses paid to	(a)	**–**	–	**85**	15
Gross rental income	(b)	**2,962**	2,246	**16,353**	10,611
Construction cost for investment properties	(c)	**–**	–	**–**	8,824

At the balance sheet date, the Group has the following balances with related parties:

	Notes	Directors 30.6.2006 HK$'000	Directors 31.12.2005 HK$'000
Expenses payable to	(a)	**–**	48
Construction cost payable to	(c)	**1,554**	1,554
Amount due to a minority shareholder	(d)	**94,443**	94,443

Notes:

(a) These transactions were provision of goods and services carried out in the normal course of business.

(b) The Group has, in the ordinary course of its business, entered into lease agreements with related parties to lease premises for varying periods. The leases were entered into in the normal course of business and the rentals were determined with reference to market rates.

17. RELATED PARTY TRANSACTIONS AND BALANCES *continued*

A. Related Party Transactions *continued*

(c) Dr. Geoffrey M.T. Yeh, the Company's Independent non-executive Director, (and his alternate, V-nee Yeh) are substantial shareholders and V-nee Yeh is also the Chairman of Hsin Chong Construction Group Ltd. whose wholly-owned subsidiary, Hsin Chong Construction (Asia) Limited ("Hsin Chong Asia"), entered into a main contract with a subsidiary of the Company relating to the renovation project of Lee Gardens Two. Such transaction was entered into on normal commercial terms and on arm's length basis.

The sum represented the sum paid to, or as the case may be, outstanding balances due under the main contract with Hsin Chong Asia. To the best of the Company's knowledge having made due enquiries, substantially the whole of such contracts were sub-contracted by Hsin Chong Asia to other sub-contractors. The contract sum is not the indicative of the amount actually derived by Hsin Chong Asia under the relevant contract, in which the amount is substantially less than the relevant contract sum.

(d) The sum represents outstanding loan advanced by Jebsen and Company Limited to a non wholly-owned subsidiary of the Group, Barrowgate Limited, in proportion to its shareholding for general funding purpose. The amount is unsecured, interest free and is repayable on demand. At 31 December 2005, the amount was not repayable within one year. Hans Michael Jebsen, the Company's non-executive Director, is a director and shareholder of Jebsen and Company Limited.

B. Key Management Personnel Compensation

	Six months ended	
	30.6.2006	30.6.2005
	HK$'000	HK$'000
Salaries and other short-term employee benefits	**11,879**	8,123
Retirement benefits costs	**141**	128
Employee share option benefits	**1,251**	350
	13,271	8,601

The remuneration of directors and key executives is determined by the Emoluments Review Committee and Managing Director respectively having regard to the performance of individuals and market trends.

INDEPENDENT REVIEW REPORT

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF
HYSAN DEVELOPMENT COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 6 to 23.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
8 August 2006

CORPORATE GOVERNANCE

The Board of Directors (the "Board") and management of the Company are committed to maintaining high standards of corporate governance. Underlying this commitment is the Company's belief that good corporate governance is a reflection of the integrity, transparency and high ethical standards of a responsible business. The Board has adopted a Statement of Corporate Governance Policy (available on website: www.hysan.com.hk), which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, the Board aims to continually review and enhance corporate governance practices in the light of local and international best practices.

The Company has complied with all code provisions of the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules throughout the review period, except that its Emoluments Review Committee (established since 1987) has the responsibility to determine executive Director compensation. In the light of the current organisation structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate.

Board Effectiveness

Board responsibilities and board/management relationship

The principal task of the Board is, firstly, to formulate strategy and, secondly, to monitor and control operating and financial performance in pursuit of Group strategic objectives.

The Board's role is not to manage the business which responsibility remains vested with management. The Board is responsible for overseeing the processes that management has in place to identify business opportunities and risks. The Board and management fully appreciate their respective roles and are supportive of the development of a healthy corporate governance culture.

Board composition

The Board currently comprises three executive Directors, three Independent non-executive Directors and five non-executive Directors. There is a majority of non-executive Directors on the Board, with a wide range of experience and calibre who bring valuable judgment on issues of strategy, performance and resources.

Peter T.C. Lee serves as the Chairman who is supported by an Independent non-executive Deputy Chairman, Sir David Akers-Jones and Managing Director, Michael T.H. Lee. The roles of Chairman and Managing Director are separate. The Chairman focuses on Group strategic and Board issues and Managing Director has the overall chief executive responsibility for Group operations and development generally.

Board Effectiveness *continued*

Board process

The Board meets at least quarterly. There is a defined schedule of corporate matters reserved for full Board decision, including long-term objectives and strategies; extension of group activities into new business areas; annual budgets; announcements of interim and final results; dividends; material banking facilities, material acquisitions and disposals; connected transactions; annual internal controls assessments; and appointments to the Board following recommendations by the Nomination Committee.

An important element of the Company's corporate governance programme is the continuous improvement in the quality and timeliness of the dissemination of information to Directors. At least quarterly, Directors are provided with comprehensive reports on the management's strategic plans, updates by business unit heads on their lines of business, financial objectives, plans and actions. The forms, contents and delivery of these management reports were fine-tuned to facilitate Board focus and discussions on strategic matters rather than factual reporting.

All Directors have access to the advice and services of the Company Secretary who is responsible for ensuring that Board procedures are complied with and advises the Board on corporate governance and compliance matters. There is an agreed procedure for Directors to seek independent professional advice at the Company's expenses.

Internal control

The Group is committed to implementing effective risk management policies and internal control procedures to identify and manage the risks that the Group may be exposed to, thereby providing reasonable assurance regarding the achievement of corporate objectives.

The Board has overall responsibility for the system of internal controls and for reviewing its effectiveness. Management is charged with the responsibility to design and implement an appropriate internal control system. As stated in our 2005 Annual Report, the Board is generally satisfied as to the adequacy of the Company's internal controls regarding its core property leasing and management activities. Steps are in place to enhance Group internal controls to support further growth of the Company.

Board committees

The Board has delegated certain responsibilities to Board committees, which operate within defined terms of reference. The Board has established four Board committees, including three corporate governance-related committees (being the Audit, Emoluments Review, Nomination Committees) and the Investment Committee. The corporate governance-related committees have a majority of Independent non-executive Directors. All Board committees have clear written terms of reference. During the review period, following every committee meeting, committee chairs report to the Board on the activities of their respective committees.

Board Effectiveness *continued*

- ***Audit Committee***

  The Audit Committee is chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman and has a majority of Independent non-executive Directors. Its other members are Per Jorgensen, Independent non-executive Director and Chien Lee, non-executive Director. All members have experience in reviewing or analysing audited financial statements of public companies or major organisations. It meets not less than twice per year. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  Management is responsible for selecting company accounting policies and the preparation of the financial statements. External auditors are responsible for auditing and attesting to the Company's financial statements and evaluating the Group's system of internal controls. The Committee, as the delegate of the full Board, is responsible for overseeing the entire process. The Committee presents a report to the Board after each meeting, which addresses its work and findings.

  The Committee has reviewed and discussed with management and external auditors the (unaudited) condensed consolidated financial statements for the first six months of 2006 included in this Report.

- ***Emoluments Review Committee***

  The Group's Emoluments Review Committee is also chaired by Sir David Akers-Jones, Independent non-executive Deputy Chairman, with a majority of Independent non-executive Directors. Other members are F.K. Hu, non-executive Director and Dr. Geoffrey M.T. Yeh, Independent non-executive Director. Full terms of reference are available on the Company's website: www.hysan.com.hk.

  The function of the Committee is to review and determine the remuneration of the executive Directors. Management makes recommendations to the Committee on the Company's framework for, and cost of, executive Director remuneration and the Committee then reviews these recommendations. No Director or any of his associates is involved in deciding his own remuneration. The Committee generally meets at least once every year.

  A separate "Directors' Remuneration and Interests Report" in 2005 Annual Report sets out details of the level of the Directors' remuneration including remuneration breakdown of each individual executive Directors on "named" basis.

Board Effectiveness *continued*

- ***Nomination Committee***

  The Nomination Committee is chaired by Peter T.C. Lee, Chairman of the Board, and its other members are Sir David Akers-Jones, Independent non-executive Deputy Chairman, and Dr. Geoffrey M.T. Yeh, Independent non-executive Director.

  The Committee has the responsibility to nominate for Board approval candidates to fill Board vacancies as and when they arise and to evaluate the balance of skills, knowledge and experience of the Board. Full terms of reference are available on the Company's website: www.hysan.com.hk.

Communication with shareholders

The Group is committed to maintaining a policy of open and timely disclosure of relevant information on its attributes to shareholders and other stakeholders, subject to applicable legal requirements. A communication programme is in place to maintain an on-going dialogue with the Company's stakeholders, including communication with shareholders in a regular and timely manner, through the Group's annual and interim reports, announcements and press releases; and holding regular briefings and meetings for analysts and the media, as appropriate. The Board welcomes moves towards a more constructive use of Annual General Meeting ("AGM") and treats them as one of the principal avenues to enter into a dialogue with shareholders based on mutual understanding of objectives. Since 2004, the Company has introduced a "business review" session in addition to the statutory part of the meeting. In the 2006 AGM, topics addressed include overview of the 2005 business environment, 2006 outlook, responsible business and business activities review.

DIRECTORS' INTERESTS IN SHARES

As at 30 June 2006, the interests and short positions of the Directors and Alternate Director in the shares, underlying shares or debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO; or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Companies ("Model Code"), are set out below:

Aggregate long position in shares and underlying shares of the Company

	No. of ordinary shares held					
Name	**Personal interests**	**Family interests**	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital***
Peter Ting Chang Lee	2,000,000	–	–	–	2,000,000	0.190
Michael Tze Hau Lee	1,023,233	–	–	–	1,023,233	0.097
Fa-kuang Hu	–	–	255,012 (Note 1)	–	255,012	0.024
Hans Michael Jebsen	60,000	–	2,432,914 (Note 2)	–	2,492,914	0.236
Per Jorgensen	6,726	–	–	–	6,726	0.001
Chien Lee	850,000	–	–	3,150,000 (Note 3)	4,000,000	0.379
Deanna Ruth Tak Yung Rudgard	1,871,600	–	–	–	1,871,600	0.177
Pauline Wah Ling Yu Wong	194,000	–	–	–	194,000	0.018
Geoffrey Meou-tsen Yeh	255,472	–	–	–	255,472	0.024
V-nee Yeh (alternate to Geoffrey Meou-tsen Yeh)	43,259	–	84,575 (Note 2)	–	127,834	0.012

* This percentage has been compiled based on the total number of shares (i.e. 1,054,606,243 ordinary shares) of the Company in issue as at 30 June 2006.

DIRECTORS' INTERESTS IN SHARES *continued*

Aggregate long position in shares and underlying shares of the company *continued*

Certain executive Directors of the Company have been granted share options under the Company's Share Option Schemes (details are set out in the section headed "LONG-TERM INCENTIVES: SHARE OPTION SCHEMES" below). These constitute interests in underlying shares of equity derivatives of the Company under the SFO.

Notes:

1. Such shares were held by a company which was wholly-owned by Fa-kuang Hu and he was deemed to be interested in all these shares.
2. Such shares were held through corporations in which the respective Directors were members entitled to exercise no less than one-third of the voting power at general meetings.
3. Such shares were held by a discretionary trust of which Chien Lee was one of the beneficiaries.

Aggregate long positions in shares of associated corporations

Listed below are certain Directors' interests in the shares of Barrowgate Limited ("Barrowgate"), a 65.36% subsidiary of the Company, and Parallel Asia Engineering Company Limited ("PAECL"), a 25% associate of the Company:

	No. of ordinary shares held			
Name	**Corporate interests**	**Other interests**	**Total**	**% of the issued share capital**
Hans Michael Jebsen	1,000	–	1,000	10 (Note 1)
Fa-kuang Hu	–	5,000	5,000	50 (Note 2)
Raymond Liang-ming Hu (alternate to Fa-kuang Hu)	–	5,000	5,000	50 (Note 2)

Notes:

1. Jebsen and Company Limited ("Jebsen and Company") held a 10% interest in the issued share capital in Barrowgate through a wholly-owned subsidiary. Hans Michael Jebsen was deemed to be interested in the shares of Barrowgate by virtue of being the controlling shareholder of Jebsen and Company.
2. Ryoden Development Limited ("Ryoden Development") held a 50% interest in the issued share capital in PAECL through a wholly-owned subsidiary. Fa-kuang Hu and Raymond Liang-ming Hu were deemed to be interested in the shares of PAECL by virtue of their interests as a founder and/or beneficiaries of a discretionary trust which had an indirect controlling interest in Ryoden Development.

DIRECTORS' INTERESTS IN SHARES *continued*

Apart from the above, no other interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations as at 30 June 2006 were recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

LONG-TERM INCENTIVES: SHARE OPTION SCHEMES

The Company has granted options under two executive share option schemes. The purpose of both schemes was to strengthen the link between individual staff and shareholder interests. The power of grant to executive Directors is vested in the Emoluments Review Committee and endorsed by all Independent non-executive Directors as required under the Listing Rules. As approved by the Board, either the Chairman or the Managing Director may make grants to management staff below executive Director level.

The 1995 Share Option Scheme ("the 1995 Scheme")

The 1995 Scheme was approved by shareholders on 28 April 1995 and had a term of 10 years. It expired on 28 April 2005. All outstanding options granted under the 1995 Scheme will continue to be valid and exercisable in accordance with the provisions of the 1995 Scheme.

The 2005 Share Option Scheme ("the 2005 Scheme")

The Company adopted the 2005 Scheme (together with the 1995 Scheme are referred to as "the Schemes") at the Annual General Meeting of the Company held on 10 May 2005, which has a term of 10 years and will expire on 9 May 2015.

During the review period, a total of 659,000 share options were granted under the 2005 Scheme.

As at 30 June 2006, an aggregate of 2,881,333 share options granted under the Schemes remained outstanding, representing approximately 0.27% of the issued share capital of the Company.

LONG-TERM INCENTIVES: SHARE OPTION SCHEMES *continued*

Details of options granted and outstanding under the Schemes during the review period are as follows:

Name	Balance as at 1.1.06	Date of grant	Changes During the Period: Cancelled/ Lapsed	Granted	Exercised	Balance as at 30.6.06	Exercise Price HK$	Exercise period
1995 Scheme								
Executive Director								
Peter Ting Chang Lee (Note 1)	1,350,000	7.1.1999	Nil	Nil	Nil	1,350,000	9.22	7.1.2001 – 6.1.2009
Eligible employees (Note 2)	535,000	30.3.2005	5,400 (Note 4)	Nil	128,267 (Note 5)	401,333	15.85	30.3.2005 – 29.3.2015
2005 Scheme								
Executive Director								
Michael Tze Hau Lee (Note 3)	240,000	10.5.2005	Nil	Nil	Nil	240,000	16.60	10.5.2005 – 9.5.2015
	Nil	30.3.2006	Nil	188,000	Nil	188,000	22.00 (Note 6)	30.3.2006 – 29.3.2016
Eligible employees (Note 2)	144,000	9.8.2005	Nil	Nil	Nil	144,000	18.79	9.8.2005 – 8.8.2015
	120,000	12.10.2005	Nil	Nil	Nil	120,000	18.21	12.10.2005 – 11.10.2015
	Nil	30.3.2006	33,000 (Note 4)	361,000	Nil	328,000	22.00 (Note 6)	30.3.2006 – 29.3.2016
	Nil	26.6.2006	Nil	110,000	Nil	110,000	20.11 (Note 7)	26.6.2006 – 25.6.2016
	2,389,000		38,400	659,000	128,267	2,881,333		

LONG-TERM INCENTIVES: SHARE OPTION SCHEMES *continued*

Notes:

1. Options granted to Peter T. C. Lee were under the 1995 Scheme with a holding period of 2 years and a vesting period of 5 years.

2. Eligible Employees are working under employment contracts that are regarded as "continuous contracts" for the purposes of the Employment Ordinance. The options granted under the Schemes have vesting periods of 3 years in equal proportions.

3. Options granted to Michael T. H. Lee were under the 2005 Scheme with a vesting period of 3 years in equal proportions.

4. These options lapsed during the period upon the resignation of certain Eligible Employees.

5. The weighted average of the closing prices of the shares immediately before the dates on which the options were exercised was HK$22.09.

6. The closing price of the shares of the Company immediately before the date of grant (as of 29 March 2006) was HK$22.45.

7. The closing price of the shares of the Company immediately before the date of grant (as of 23 June 2006) was HK$20.25.

Apart from the above, the Company had not granted any share option under the Schemes to any other persons as required to be disclosed under Rule 17.07 of the Listing Rules.

LONG-TERM INCENTIVES: SHARE OPTION SCHEMES *continued*

Value of share options

Pursuant to Rule 17.08 of the Listing Rules, the value of the share options granted during the period is as follows to be expensed through the Group's income statement over the three-year vesting period of the options:

The Company has used the Black-Scholes option pricing model (the "Model") to value the share options granted during the review period. The Model is one of the commonly used models to estimate the fair value of an option. The value of an option varies with different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

Details of the fair values of share options determined at the date of grant using the Model with significant variables and assumptions are as follows:

	Date of Grant	
	30.3.2006	**26.6.2006**
Closing share price at the date of grant	HK$22.00	HK$20.00
Risk free rate (Note 1)	4.539%	4.915%
Expected life of option (Note 2)	10 years (till 29 March 2016)	10 years (till 25 June 2016)
Expected volatility (Note 3)	27.04%	32.00%
Expected dividend per annum (Note 4)	HK$0.390	HK$0.392
Estimated fair values of options granted	HK$4,271,220	HK$859,247

Notes:

1. Risk free rate: being the approximate yields of 10-year Exchange Fund Notes traded on the date of grant, matching the expected life of each option.

2. Expected life of option: being the period of 10 years commencing on the date of grant, adjusted based on management's best estimates for the effects of non-transferability, exercise restriction and behavioural consideration.

3. Expected volatility: being the approximate historical volatility of closing prices of the share of the Company in the past one year immediately before the date of grant.

4. Expected dividend per annum: being the approximate average annual cash dividend for the past five financial years.

SUBSTANTIAL SHAREHOLDERS' AND OTHER PERSONS' INTERESTS IN SHARES

As at 30 June 2006, the interests or short positions of substantial shareholders and other persons of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO, or as otherwise notified to the Company were as follows:

Name	Capacity	No. of ordinary shares held	% of the issued share capital*
Lee Hysan Estate Company, Limited	Beneficial owner and interests of controlled corporations	433,130,735 (Note 1)	41.07
Lee Hysan Company Limited	Interests of controlled corporations	433,130,735 (Note 1)	41.07

* The percentage has been compiled based on the total number of shares (i.e. 1,054,606,243 ordinary shares) of the Company in issue as at 30 June 2006.

Note:

1. These interests represent the same block of shares of the Company. 270,118,724 shares were held by Lee Hysan Estate Company, Limited ("LHE") and 163,012,011 shares were held by certain subsidiaries of LHE. LHE is a wholly-owned subsidiary of Lee Hysan Company Limited.

Apart from the above, no other interest or short position in the shares or underlying shares of the Company were recorded in the register required to be kept under section 336 of the SFO as at 30 June 2006.

RELATED PARTY TRANSACTIONS

The Group entered into certain transactions with parties regarded as "Related Parties" under applicable accounting principles. These mainly relate to contracts entered into by the Group in the ordinary course of business, which contracts were negotiated on normal commercial terms and on an arm's length basis. Further details are set out in note 17 to the condensed financial statements.

Some of these transactions also constitute "Continuing Connected Transactions" under the Listing Rules, as identified below.

CONTINUING CONNECTED TRANSACTIONS

Certain transactions entered into by the Group constituted continuing connected transactions (the "Transactions") under the Listing Rules. Details of the Transactions as at 30 June 2006 are set out as follows:

I. Lease granted by the Group

(a) Lee Gardens Two, 28 Yun Ping Road, Hong Kong ("Lee Gardens Two")

The following lease arrangements were entered into by Barrowgate Limited (property owner of Lee Gardens Two) with the following connected persons (also substantial shareholders of Barrowgate Limited). Particulars are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
(i) Jebsen and Company Limited (10% equity interest in Barrowgate Limited)	10 September 2003	4 years commencing from 1 September 2003	Office units at 28th to 31st Floors	13,976,460
	Various carpark agreements	On monthly basis with various commencement dates	2 carparking spaces	
	19 April 2005	On monthly basis commencing from 1 May 2005	1 carparking space	
(ii) Hang Seng Bank Limited (24.64% equity interest in Barrowgate Limited)	3 September 2004	2 years and 16 days commencing from 15 September 2004	Shop units at Ground Floor and Lower Ground Floor	9,836,256
(iii) Hang Seng Bank Limited	7 June 2006	3 years commencing from 1 October 2006	Shop units at Ground Floor and Lower Ground Floor	13,187,976 (Note)

Note: This Lease is a renewal of the lease referred to in I(a) (ii) above.

CONTINUING CONNECTED TRANSACTIONS *continued*

(b) Bamboo Grove, 74-86 Kennedy Road, Hong Kong ("Bamboo Grove")

Certain leases were entered into by Kwong Wan Realty Limited, a wholly-owned subsidiary of the Company and property owner of Bamboo Grove, with Lee Hysan Estate Company, Limited ("Lee Hysan Estate"), a substantial shareholder of the Company (holding 41.07% interest) and Atlas Corporate Management Limited, a wholly-owned subsidiary of Lee Hysan Estate. Details of the leases are set out below:

	Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
(i)	Lee Hysan Estate Company, Limited	12 January 2004	2 years commencing from 16 January 2004	An apartment and 2 carparking spaces	1,289,880 (Note)
(ii)	Lee Hysan Estate Company, Limited	9 November 2005	2 years commencing from 1 November 2005	An apartment and 1 carparking space	2,644,800
(iii)	Atlas Corporate Management Limited	14 December 2005 (Formal tenancy agreement executed on 5 January 2006)	2 years commencing from 16 January 2006	An apartment and 2 carparking spaces	1,778,280

Note: This Lease has expired on 15 January 2006.

CONTINUING CONNECTED TRANSACTIONS *continued*

(c) One Hysan Avenue, Causeway Bay, Hong Kong

The following lease arrangement was entered into by OHA Property Company Limited, a wholly-owned subsidiary of the Company and property owner of One Hysan Avenue, with Atlas Corporate Management Limited. Details of the lease are set out below:

Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
Atlas Corporate Management Limited	9 November 2005	3 years commencing from 1 November 2005	Whole of 21st Floor	1,360,242

(d) Lee Gardens Two, 28 Yun Ping Road, Hong Kong

The following lease arrangements were entered into by Barrowgate Limited with Chickeeduck Retail (Hong Kong) Limited and MF Jebsen International Limited, each of which was a connected person by virtue of the interest of an associate of a non-executive Director :

Connected person	Date of agreement	Terms	Premises	Annual consideration HK$
(i) Chickeeduck Retail (Hong Kong) Limited	18 December 2003	3 years commencing from 7 November 2003	Shop units on the 2nd Floor	1,248,157
(ii) MF Jebsen International Limited	23 April 2004 and a Supplemental Deed of 12 July 2004	4 years commencing from 1 February 2004 and 3 years and 7 months commencing from 1 July 2004	Office units at 24th and 25th Floors	6,376,938
	1 May 2003	On monthly basis commencing from 1 May 2003	1 carparking space	

CONTINUING CONNECTED TRANSACTIONS *continued*

II. Leasing and property management services with a non-wholly-owned subsidiary at Lee Gardens Two

The following management agreements were entered into by Hysan Leasing Company Limited and Hysan Property Management Limited, both being wholly-owned subsidiaries of the Company, with Barrowgate Limited for the provision of services to Lee Gardens Two, including (i) leasing, marketing and lease administration services; and (ii) property management services:

Connected person	Date of agreement	Terms	Premises	Consideration HK$ (Note)
Barrowgate Limited	25 February 2004 and a Supplemental Appointment Letter of 19 July 2004	3 years commencing from 1 April 2004	Whole premise of Lee Gardens Two	8,121,366.02 (i) and 1,050,426.36 (ii)

Note: These represent the actual considerations for the period from 1 January 2006 to 30 June 2006, calculated on the basis of the fee schedules as prescribed therein.

All the Transactions were entered in the ordinary and usual course of business of the respective companies after due negotiations on an arm's length basis with reference to the prevailing market conditions.

COMPLIANCE OF THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted the Model Code set out in Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code throughout the review period.

PURCHASES, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the review period, neither the Company nor its subsidiaries had purchased, sold or redeemed any of the Company's listed securities.

HUMAN RESOURCES PRACTICES

The Group aims to attract, retain and motivate high calibre individuals committed to attaining its objectives. The Group's human resources practices are aligned with its corporate objective so as to maximise shareholder value and achieve growth.

As at 30 June 2006, the total number of employees was 500, and there have been no material changes in respect of the employee remuneration, remuneration policies and staff development as disclosed in Annual Report 2005.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Chairman

Peter Ting Chang LEE *(I, chairing N)*
J.P.

Independent non-executive Deputy Chairman

Sir David AKERS-JONES *(N, chairing A, E)*
G.B.M., K.B.E., C.M.G., J.P.

Managing Director

Michael Tze Hau LEE *(I)*

Independent non-executive Directors

Per JORGENSEN *(A)*
Dr. Geoffrey Meou-tsen YEH *(E, N)*
S.B.S., M.B.E., J.P., D.C.S., M.Sc., F.C.I.O.B., F.Inst. D.

Non-executive Directors

Fa-kuang HU *(E)*
G.B.S., C.B.E., J.P.
Hans Michael JEBSEN *(I)*
B.B.S.
Anthony Hsien Pin LEE *(chairing I)*
Chien LEE *(A)*
Dr. Deanna Ruth Tak Yung RUDGARD

Executive Director

Pauline Wah Ling YU WONG

Company Secretary

Wendy Wen Yee YUNG

Auditors

Deloitte Touche Tohmatsu

Share Registrars and Transfer Office

Standard Registrars Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong

Registered Office

49/F., The Lee Gardens
33 Hysan Avenue
Hong Kong

(A) *Audit Committee*
(E) *Emoluments Review Committee*
(N) *Nomination Committee*
(I) *Investment Committee*

FINANCIAL CALENDAR

Interim results announced	8 August 2006
Ex-dividend date for interim dividend	23 August 2006
Closure of register of members	25 to 29 August 2006
Record date for interim dividend	29 August 2006
Despatch of scrip dividend circular and election form	(on or about) 5 September 2006
Despatch of interim dividend warrants / definitive share certificates	(on or about) 3 October 2006

INTERIM DIVIDEND

The Board recommends the payment of an interim dividend of HK10 cents per share. The interim dividend will be payable in cash with a scrip dividend alternative to shareholders on the register of members as at Tuesday, 29 August 2006. The scrip dividend alternative is conditional upon the granting by the Listing Committee of The Stock Exchange of Hong Kong Limited of the listing of and permission to deal in the new shares to be issued pursuant thereto.

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Tuesday, 5 September 2006. Shareholders who elect for the scrip dividend, in lieu of the cash dividend, in whole or in part, shall return the form of election to the Company's Registrars on or before Monday, 25 September 2006.

Definitive share certificates in respect of the scrip dividend and cheques (for those shareholders who do not elect for scrip dividend) will be despatched to shareholders on or about Tuesday, 3 October 2006.

SHARE LISTING

Hysan's shares are listed on The Stock Exchange of Hong Kong Limited. It has a sponsored American Depositary Receipts (ADR) programme in the New York market.

STOCK CODE

The Stock Exchange of Hong Kong Limited: 00014
Bloomberg: 14HK
Reuters: 0014.HK
Ticker Symbol for ADR Code: HYSNY
CUSIP reference number: 449162304

OUR WEBSITE

Press releases and other information of the Group can be found at our Internet website: "www.hysan.com.hk".

SHAREHOLDER SERVICES

For enquiries about share transfer and registration, please contact the Company's Registrars:

Standard Registrars Limited
26/F., Tesbury Centre
28 Queen's Road East
Wanchai, Hong Kong
Telephone: (852) 2980 1768
Facsimile: (852) 2861 1465

Holders of the Company's ordinary shares should notify the Registrars promptly of any change of their address.

The Interim Report is printed in English and Chinese language and is available on the Company's website at www.hysan.com.hk. Shareholders may at any time choose to receive the Interim Report in printed form in either the English or Chinese language or both or by electronic means. Shareholders who have chosen to receive the Interim Report using electronic means and who for any reason have difficulty in receiving or gaining access to the Interim Report will promptly upon request be sent a printed copy free of charge.

Shareholders may at any time change their choice of the language or means of receipt of the Interim Report by notice in writing to the Company's Registrars at the address above. The Change Request Form may be downloaded from the Company's website at www.hysan.com.hk.

INVESTOR RELATIONS

For enquiries relating to investor relations, please email to investor@hysan.com.hk or write to the Company's registered office at:

Investor Relations
Hysan Development Company Limited
[illegible]/F., The Lee Gardens, 33 Hysan Avenue
Hong Kong
Telephone: (852) 2895 5777
Facsimile: (852) 2577 5153

Hysan 希慎

HYSAN DEVELOPMENT COMPANY LIMITED

www.hysan.com.hk